Exhibit 12.1
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Three Months
	Ended March 31,	Year Ended December 31,
	2008	2007	2006	2005	2004	2003
Net loss	(19,516)	(99,264)	(91,642)	(81,547)	(76,802)	(26,732)
Add: fixed charges	2,012	6,150	3,635	2,161	2,871	2,198
Less: Capitalized Interest	—	229	1,536	—	—	—

Earnings as defined	(17,504)	(93,343)	(89,543)	(79,386)	(73,931)	(24,534)

Fixed charges:
Interest expensed and capitalized	1,650	4,613	1,956	355	255	438
Estimated interest component of rent	362	1,537	1,679	1,806	2,616	1,760

Total fixed charges	2,012	6,150	3,635	2,161	2,871	2,198

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)	(1)

(1)	Earnings (as defined) for the period were insufficient to cover fixed charges by the amount indicated above for the applicable period.